UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T102

(CUSIP Number)

Jiangang Luo

18 Michelle Way

Pine Brook, NJ 07058

973.287.7177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1	NAME OF REPORTING PERSON Prime Science & Technology, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
9,108,697
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
9,108,697
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,108,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.7%
14	TYPE OF REPORTING PERSON (see instructions) CO

2

1	NAME OF REPORTING PERSON Jiangang Luo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
9,129,530
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
9,129,530
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,129,530
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.           Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”).

The address of the Company’s principal executive office is 32000 Aurora Road, Suite B, Solon, Ohio 44139. The Company’s telephone number at this address is (440) 715-1300.

Item 2.           Identity and Background.

(a)	This Schedule 13D is filed by Prime Science & Technology, Inc. (“Prime Science”) and Jiangang Luo.

(b)	The business address of Prime Science and Mr. Luo 18 Michelle Way, Pine Brook, NJ 07058.

(c)	Mr. Luo is a director of the Company and is the Managing Partner of Prime Science, an investment company investing in clean energy.

(d)-(e)

[During the past five years, neither Prime Science nor Mr. Luo (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.]

(f)	Mr. Luo is a citizen of Peoples Republic of China, and Prime Science is incorporated in New Jersey.

Item 3.           Source and Amount of Funds and Other Consideration.

In 2013 Prime Science acquired 5% convertible subordinated promissory notes from the Company having an aggregate principal amount of $2,095,000 (the “Notes”). The Notes were convertible into an aggregate of 9,108,696 shares of Common Stock, and as of the date hereof, such Notes have been fully converted into Common Stock. [The working capital of Prime Science was used to fund the purchase of these securities.] Mr. Luo is deemed to beneficially own such shares due to his role as Managing Partner of Prime Science.

Mr. Luo is a director of the Company and received an option to purchase 50,000 shares of Common Stock at an exercise price of $0.48 per share on December 18, 2013, which shares vest as to 1/12th of the total per month (the “Options”). As of March 31, 2014, 20,833 shares subject to the Options were vested or will vest within the next 60 days.

Item 4.          Purpose of Transaction.

The shares of Common Stock beneficially owned by Prime Science, and deemed beneficially owned by Mr. Luo, were acquired for investment purposes.

Prime Science and Mr. Luo have no present plans or proposals which relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)

As of the date hereof, Mr. Luo beneficially owns 9,129,530 shares of Common Stock, which represent 11.7% of the outstanding shares of Common Stock based information set forth in the Company’s Current Report on Form 8-K filed on April 11, 2014 (the “Form 8-K”) (which reported that there were 78,154,330 shares of Common Stock issued and outstanding after giving effect to the conversion of the Company’s outstanding 5% convertible subordinated promissory notes (the “Conversion”) as described in the Form 8-K as of the close of business on March 31, 2014). As of the date hereof, Prime Science beneficially owns 9,108,697 shares of Common Stock, which represent 11.7% of the outstanding shares of Common Stock, based on information set forth in the Form 8-K.

(b)	Each of Mr. Luo and Prime Science has sole voting and dispositive power over the shares of Common Stock reported as beneficially by it or her in response to Item 5(a) above.

(c)	[Describe any other transactions in the Common Stock in the last 60 days]

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Prime Science is party to a Note Purchase Agreement under which the reporting person has registration rights with respect to the Common Stock acquired in connection therewith.

Item 7.          Material to be Filed as Exhibits

1.     Joint Filing Agreement and Power of Attorney signed by Mr. Luo as an individual and as Managing Partner of Prime Science.

2.     Form of Conversion.

3.     Form of Note Purchase Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on March 12, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2014
/s/ Jiangang Luo
Name: Jiangang Luo
Prime Science & Technology, Inc. By: /s/ Jiangang Luo Name: Jiangang Luo Title: Managing Partner